Exhibit (a)(1)(J)

GINGKO ANNOUNCES EXTENSION OF TENDER OFFER FOR IRI

PARTIES CONSIDERING CERTAIN CHANGES
TO CVRS AND OTHER NON-CASH OFFER TERMS

PALO ALTO, Calif. – September 2, 2003 – Gingko Acquisition Corp. (Gingko) announced today that, on August 29, 2003, it extended the expiration date of its tender offer for all of the outstanding shares of common stock of Information Resources, Inc. (IRI) (Nasdaq: IRIC) until 12:00 midnight, New York City time, on September 15, 2003, unless the offer is extended to a later date.

In its tender offer, Gingko is offering $3.30 in cash for each IRI share plus a contingent value right (CVR) entitling the holders to 60% in the aggregate of any proceeds (subject to certain adjustments) to IRI from its pending antitrust suit against ACNielsen and certain other defendants.

Gingko also noted that it is currently in discussions with IRI regarding possible changes to the CVRs and certain other offer terms (other than the cash portion of the offer price which will remain $3.30 per share). However, there can be no assurance that the parties will be able to reach agreement on any such changes.

According to LaSalle Bank National Association who is serving as the Depositary for the offer, on August 29, 2003, holders of approximately 9,464,173 shares of IRI common stock had tendered their shares into the offer.

Romesh Wadhwani, Managing Partner of Symphony Technology Group which formed Gingko for purposes of making the tender offer, said “Our proposal is a very attractive offer for IRI shareholders, and we remain confident that we will be able to complete our proposed acquisition of IRI successfully.”

For More Information

For more information, please contact the Information Agent for the offer, MacKenzie Partners, Inc. at 800-322-2885 or 212-929-5500, attn: Dan Burch, Bob Marese or Charles Koons.

Certain Additional Information for Stockholders

Gingko is making the solicitation and offer to buy IRI common stock pursuant to the Offer to Purchase and related materials that Gingko filed on July 14, 2003, as amended by Gingko Acquisition’s filings on Schedule TO with the Securities and Exchange Commission on August 1, 2003 and August 4, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials at no cost at the SEC’s website at www.sec.gov or from MacKenzie Partners, the Information Agent for the Offer.

Forward-Looking Statements

This document contains certain forward-looking statements about IRI, Gingko and/or the ACNielsen lawsuit and the CVRs. When used in this document, the words “anticipates,” “may”, “can”, “believes,” “expects,” “projects,” “intends” “likely”, and similar expressions as they relate to IRI, Gingko, the management of either such company, the transaction, the ACNielsen lawsuit or the CVRs are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of IRI, Gingko, and Symphony including: the impact of general economic conditions in regions in which IRI currently does business, industry conditions, including competition, data availability and cost and the ability to renew existing customer contracts and relationships; fluctuations in exchange rates and currency values; capital expenditure requirements; legislative or regulatory requirements, interest rates; access to capital markets; and the timing of and any value to be received in connection with the ACNielsen lawsuit and the CVRs. The actual results or performance by IRI or Gingko, and the actual proceeds (if any) to be received by IRI in respect of the ACNielsen lawsuit or the CVRs, could differ materially from those expressed in, or implied by, these forward-looking statements.

Additionally, there can be no assurance that the parties will be able to reach agreement on any possible changes to the CVRs or other offer terms. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of IRI or Gingko or the outcome of the ACNielsen lawsuit or the proceeds to be received in respect of the CVRs.

Media Contact Information

Gingko or Symphony	IRI
Bill Chisholm	Kristin Van
650-935-9500	312-474-3384
bill@symphonytg.com	kristin.van@infores.com

Additional Contacts
Joele Frank, Wilkinson Brimmer Katcher
Barrett Godsey
Joele Frank
212-355-4449